West Africa House
Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

RECEIVED
2006 SEP 21 P 12:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ANTISOMA

Exemption number: 82-34926

06017015

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Tuesday 12 September 2006

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
SEP 25 2006 E
THOMSON
FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

dlw 9/21

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

Antisoma's AS1404 successfully combined with Erbitux in preclinical study

London, UK: 12 September 2006 Data to be presented today show that combining Antisoma's AS1404 with the anti-EGF-receptor antibody Erbitux™ (cetuximab) produces a synergistic reduction in the growth of lung cancer xenografts. This adds another targeted therapy to the list of agents with which AS1404 has been successfully combined.

The new data will be presented today at a seminar on 'The potential of AS1404 in combination' held jointly by Antisoma and Cancer Research Technology, the development and commercialisation company of Cancer Research UK. The findings will be included in a review of AS1404 preclinical data by Professor Lloyd Kelland, former Head of Research at Antisoma and now Head of Biology at Cancer Research Technology's development laboratories. Other talks will be given by Professor William Denny of Auckland University, New Zealand, one of the inventors of AS1404, and Professor Hani Gabra of Imperial College, London, an investigator in the phase II study of AS1404 in ovarian cancer.

Commenting on the new data, Glyn Edwards, CEO of Antisoma, said: "Though our current focus is clearly on moving AS1404 into phase III in combination with chemotherapy, we continue to explore opportunities to combine the drug with other anti-cancer treatments, and are delighted to report evidence of successful combination with another marketed, targeted therapy."

Enquiries:

Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the findings presented

In the experiments, groups of ten mice received the following treatments: no drug, AS1404 alone, Erbitux™ alone or both AS1404 and Erbitux™. Animals were assessed as having a partial response (>50% tumour shrinkage), stable disease (<50% tumour shrinkage and <50% growth) or progressive disease (>50% tumour growth). Except for one partial response in the AS1404 group, there were no responses or cases of stable disease among any of the mice in the control group or the groups receiving either drug alone. By contrast, among those receiving the combination of AS1404 and Erbitux™, four had partial responses and five more had stable disease. When data from the four groups of mice were

compared, it was clear that treatment with either AS1404 or Erbitux™ alone delayed tumour growth, but that the effect was much more pronounced when AS1404 and Erbitux™ were combined.

Erbitux™

Erbitux™ (cetuximab) is licensed in the US and elsewhere as a treatment for colorectal cancer and is also licensed in some territories as a treatment for head and neck cancer. It is in clinical trials as a potential treatment for lung cancer. Erbitux™ is a trademark of ImClone Systems Incorporated.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology) in August 2001. Preclinical evidence shows that the drug significantly enhances the efficacy of various chemotherapy drugs, complementing their action on tumours. Antisoma's programme of phase II trials therefore combines AS1404 with established chemotherapy treatments. The programme includes separate randomised, controlled trials in lung, prostate and ovarian cancers. Positive findings from the phase II lung cancer study were reported at ASCO 2006.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.